Documentary Series Featuring Clearly Canadian Premieres
Thursday January 24th on MOJO HD

Company’s Corporate Turnaround Plays
Out for Eight Episodes to Millions in Hi-Def

VANCOUVER, B.C., January 22, 2008— CLEARLY CANADIAN BRANDS (OTCBB: CCBEF) (the “Company”) announced today that a new documentary series featuring Clearly Canadian premieres Thursday, January 24th on high definition cable channel MOJO HD. The series, titled Bobby G: Adventure Capitalist, will run for eight consecutive weeks, with Clearly Canadian Brands and its line of products prominently featured in each episode.

This unscripted series explores the conquests of BG Capital Group, run by entrepreneur Bobby Genovese. Mr. Genovese, Clearly Canadian’s recently announced (November 8, 2007) Chairman of the Board, is featured as he exhibits his aggressive, often unconventional, but always entertaining, approach to building successful businesses. The show gives viewers full-access to the behind-the-scenes corporate drama and deal-making practiced by Clearly Canadian. A leading alternative beverage company, Clearly Canadian is in the midst of a corporate turnaround. The re-emergence of its extremely popular sparkling flavoured waters and recent acquisitions of a fast growing natural and organic snacks company and burgeoning organic baby food company (My Organic Baby) are focal points of the series. Full episodes will be available for download through a link on the Company’s website at www.clearly.ca beginning January 24, 2008. Colorful commentary from Bobby Genovese and Brent Lokash, Clearly Canadian Brands CEO, will be available on the MOJO HD blog at www.mojohd.com.

"This series is an incredible opportunity for Clearly Canadian to have a personal connection with the viewers, and to promote our brands to millions and millions of potential customers," stated Brent Lokash, CEO of Clearly Canadian. “With a national television audience drawn from all major U.S. cable systems, we expect to achieve incredible exposure. There already seems to be quite a buzz growing, and should continue to build with the airing of each episodes.” Mr. Lokash concluded, “The publicity and excitement we can achieve, especially while launching new product lines, is priceless."

About Clearly Canadian
Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages, including Clearly Canadian® sparkling flavoured waters and Clearly Canadian dailyEnergy, dailyVitamin and dailyHydration Natural Enhanced Waters which are distributed in the United States, Canada and various other countries. Since its inception, the Clearly Canadian brand has sold over 2 billion bottles worldwide. Clearly Canadian’s recent acquisition of DMR Food Corporation marks the Company’s debut into organic and natural products with a wide range of dried fruit and nut snacks offerings from SunRidge Farms, Naturalife, Sweet Selections, Simply by Nature and Glengrove Organics brands. Additional information about Clearly Canadian may be obtained at www.clearly.ca.

About MOJO HD (www.mojohd.com)
Since it launched in 2003, INHD was a pioneer in hi-def television and is among the most widely distributed HD networks on U.S. cable. It consistently earns high marks from HD viewers for the pristine quality of its 1080i picture and Dolby 5.1 sound and ranks as a viewer favorite. INHD created a new primetime, called MOJO, exclusively for the discerning male, with attitude, wit and style - delivering original shows about lifestyle interests including high tech, finance, adventurous travel, music, cuisine and spirits. Other programming includes comedy-reality series, high profile professional and college sports, movies, concerts and big events. The network is 100% high-definition and available as part of the high-definition offerings from such cable operators as Time Warner Cable, Comcast, Cox Communications, Bright House Networks, Cablevision, Mediacom and Patriot. INHD is owned by iN DEMAND Networks, whose shareholders are Comcast iN DEMAND Holdings, Inc., Cox Communications Holdings, Inc., and Time Warner Entertainment - Advance/Newhouse Partnership.

Forward Looking Statements
Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “plans”, “may”, “could”, “should”, “anticipates”, “likely”, “believes”, “estimates”, “potential”, “predicts”, “continue” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analysis and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including but not limited to, the belief in the opportunities which can exist for our products and the revenue growth for the Company. These assumptions are subject to many risks, and actual results may differ materially from those currently anticipated. These risks include, by way of example and not in limitation, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

For further information please contact:

Shareholder Relations/Steve Cook
E-mail: investor@clearly.ca
Tel: 1 (800) 983-0993

Marketing/ Carolyn Corcoran
Email: ccorcoran@clearly.ca
Tel: 1 (604) 742-5318